FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,                  January                           2004
                          -------------------------------------   -----------
Commission File Number    001-13718
                          -------------------------------------   -----------


                               MDC PARTNERS INC.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                     Form 40-F        X
                       ------------                     -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                           No        X
                 -------------                   -----------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                DOCUMENT INDEX


 Document                                                     Page No.
 --------                                                     --------

    1.        News Release dated January 12, 2004               3
    2.        News Release dated January 21, 2004               6
    3.        News Release dated January 22, 2004               9
    4.        News Release dated January 27, 2004               12
    5.        News Release dated January 29, 2004               14


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                                                                    Document 1

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                         [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                  MDC Partners Inc.
                      45 Hazelton Avenue
                      Toronto, Ontario M5R 2E3

CONTACTS:             Katie Kempner
                      Vice President, Director of Corporate Communications
                      Cell: 305-467-6338
                      Tel:  305-646-7366

TSE Stock Symbol:     MDZ.A
NASDAQ Stock Symbol:  MDCA
Website:              www.mdc-partners.com
                      --------------------


                     MDC PARTNERS ENHANCES MANAGEMENT TEAM

TORONTO, Ontario (January 12, 2004) MDC Partners Inc. ("MDC") of Toronto today announced several appointments and promotions among their management team.

Chuck Porter, Chairman of Crispin Porter + Bogusky adds the duties of Chief Strategist, MDC Partners. Since Mr. Porter's agency became affiliated with MDC in 2001, he has served as an informal adviser to MDC identifying appropriate acquisitions within the advertising industry. As Chief Strategist, Mr. Porter will continue to shape the growth strategy of MDC and identify and evaluate potential partner agencies and companies.

Peter Lewis moves from Executive Vice President and Chief Financial Officer to the position of Vice Chairman. Mr. Lewis joined MDC in 1994. During his tenure, he has supervised numerous corporate development and acquisition activities and successfully implemented a number of financings. Mr. Lewis was involved in the negotiation and subsequent arrangement of the initial public offerings of Maxxcom, Davis + Henderson Income Fund and Custom Direct Income Fund. In addition, Mr. Lewis has played a key role in developing strategic growth plans and managing the company's capital requirements.

Walter Campbell moves from Senior Vice President, Finance to Chief Financial Officer. In his most recent position, Mr. Campbell was responsible for the financial accounting functions of MDC and was closely involved in all areas of corporate finance. As CFO, Mr. Campbell is responsible for overseeing all financial aspects of the company, including financial accounting, corporate finance and financial controls.

Katie Kempner joins MDC as Vice President, Director of Corporate Communications. In addition to her new duties at MDC, Ms. Kempner will continue in her current role as director of the public relations department at Crispin Porter + Bogusky. Ms. Kempner joined CP+B in 1996 as the agency's first public relations director. Since that time, CP+B and their work has gained tremendous recognition in both the national and international press.

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                                      2


"There's been a lot of speculation about the demise of agency networks, but the essential concept is still a good one. The problem is that network management has focused way too much on financials and not nearly enough on providing great advertising for great clients," said Miles S. Nadal, Chairman, President & Chief Executive Officer of MDC. "We're building a new kind of network at MDC, one that embraces the fact that talent is and always will be the engine of this business."

About MDC Partners Inc.

MDC is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.


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                                                                    Document 2

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                         [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                 MDC Partners Inc.
                     45 Hazelton Avenue
                     Toronto, Ontario M5R 2E3

CONTACTS:            Miles S. Nadal                    Peter M. Lewis
                     Chairman, President & CEO         Vice Chairman
                     (416) 960-9000 Ext. 223           (416) 960-9000 Ext. 272

                     Walter Campbell                   Trevor Maunder
                     Chief Financial Officer           Director, Investor
                     (416) 960-9000 Ext. 336             Relations
                                                       (416) 960-9000 Ext. 226
TSX Stock Symbol:    MDZ.N
Website:             www.mdc-partners.com
                     --------------------


    MDC PARTNERS INC. ANNOUNCES JANUARY INTEREST PAYMENT ON ADJUSTABLE RATE
                EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2028

TORONTO, Ontario (January 21, 2004) - MDC Partners Inc. ("MDC") of Toronto announced today an interest payment on Adjustable Rate Exchangeable Securities (the "Exchangeable Securities") of C$0.1125 per Exchangeable Security for the month of January 2004 payable on February 13, 2004 to Exchangeable Security holders of record at the close of business on January 31, 2004.

A holder of an Exchangeable Security will have the right to exchange the security for a unit of Custom Direct Income Fund (the "Fund") once MDC is entitled to effectively exchange its 20% ownership of Custom Direct, Inc. into units of the Fund. MDC's shares of Custom Direct, Inc. are effectively exchangeable into units of the Fund once (a) the Fund has earned audited EBITDA of approximately US$22.2 million for the year ending December 31, 2003 or for any fiscal year subsequent to 2003, and (b) the Fund has made average monthly per unit cash distributions of at least C$0.1125 for the period from May 29, 2003 to December 31, 2003 or for any fiscal year subsequent to 2003. For purposes of determining whether the EBITDA target has been met, the audited financial statements for the year ending December 31, 2003 are anticipated to be prepared by February 2004.

About MDC Partners

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides creative, integrated and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA. The Exchangeable Securities are publicly traded on the Toronto Stock Exchange under the symbol MDZ.N.

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                                      2


This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.


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                                                                    Document 3

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                         [MDC PARTNERS LOGO OMITTED]



                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:                     MDC Partners Inc.
                         45 Hazelton Avenue
                         Toronto, Ontario M5R 2E3

CONTACTS:                Katie Kempner                 Rob Doughty
                         Vice President,               Vice President,
                         Director of Corporate         Strategic Communications
                           Communications              Burger King
                         MDC Partners Inc.             Tel: 305-378-7277
                         Cell: 305-467-6338
                         Tel:  305-646-7366

TSE Stock Symbol:        MDZ.A
NASDAQ Stock Symbol:     MDCA
Website:                 www.mdc-partners.com
                         --------------------


                               MDC PARTNERS INC.

                        BURGER KING CORPORATION SELECTS
                   CRISPIN PORTER + BOGUSKY AS LEAD CREATIVE
                              ADVERTISING AGENCY

      New Agency Brings Its Award-Winning, Groundbreaking Creativity And
                    Innovation To The BURGER KING(R) Brand


TORONTO, Ontario (January 22, 2004) MDC Partners Inc. ("MDC") of Toronto today announced Burger King Corporation today has chosen Crispin Porter + Bogusky to be its lead creative advertising agency, effective immediately. Burger King Corporation will continue its important relationship with the following agency partners: UniWorld Group, Bromley Communications, Campbell Mithun, Equity, Landor, MindShare, Premium Surge, VML and Wunderman.

"We must have groundbreaking, next-level, results-oriented and innovative advertising that strongly connects with our core consumers," said Brad Blum, Chief Executive Officer, Burger King Corporation. "We must have the kind of results that Crispin Porter + Bogusky have proven they can deliver. They have already sold out the BMW MINI, convinced teenagers that it's not smart to smoke and made IKEA the place to buy furniture. We will expect them to deliver the same type of results for BURGER KING(R) restaurants."

"Crispin Porter + Bogusky bring a warrior mentality and `ground-up' branding approach that provides a great fit with our business philosophy," said Russ Klein, Chief Marketing Officer, Burger King Corporation. "Their thought leadership and keen sense of connectivity to an increasing complex pop-culture is without rival."

"We are very excited to join the Burger King Corporation marketing team," said Jeff Hicks, President and Chief Executive Officer, Crispin Porter + Bogusky. "As we listened to the vision


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                                      2


that Brad Blum, Russ Klein and others on the Executive Team outlined, it became clear that we could have an immediate and positive impact by bringing Burger King Corporation's new traffic-driving initiatives to life."

In 2002, Alex Bogusky, Crispin Porter + Bogusky's Executive Creative Director, was inducted into the American Advertising Federation's Hall of Achievement. This month, he was recognized by Advertising Age magazine as #5 on the list of "10 Who Made a Mark on Marketing" as well as by Adweek magazine as the industry's "Most Valuable Player."

Crispin Porter + Bogusky was recognized as the most awarded agency in the world for 2003 by the just released Gunn Report. The Gunn Report is an annual tabulation of the top 32 television and 20 print competitions around the globe.

In an unprecedented year, Crispin Porter + Bogusky won the Grand Prix at Cannes, an O'Toole award for overall creative excellence from the American Association of Advertising Agencies, as well as the grand prizes at the CLIOS, EFFIES, Kelly's, OBIES, APG awards and the One Show.

Crispin Porter + Bogusky are perhaps best known for their work on the U.S. launch of the BMW MINI line of automobiles and as creators of the `truth' anti-tobacco campaigns. Based in Miami and Los Angeles, Crispin Porter + Bogusky's other clients include IKEA, Virgin Atlantic Airways and Molson. In the last three years, Crispin Porter + Bogusky have twice been named "Agency of the Year" by Creativity Magazine, as well as being Adweek's "Agency of the Year" for the Southeast three out of the last four years. They were just named Shoot Magazine's "Agency of the Year."

About Burger King Corporation

We Take Pride in Serving Our Guests the Best Burgers and a Variety of Other Great- Tasting, Healthy Foods Cooked Over an Open Fire. That's What We're All About.

The BURGER KING(R) system operates more than 11,285 restaurants in all 50 states and in 58 countries and territories around the world. Ninety-one percent of BURGER KING(R) restaurants are owned and operated by independent franchisees, many of them family-owned operations that have been in business for decades.

Burger King Holdings, Inc., the parent company, is private and independently owned by an equity sponsor group comprised of Texas Pacific Group, Bain Capital and Goldman Sachs Capital Partners. In fiscal year ending June 30, 2003, Burger King Corporation had system-wide sales of $11.1 billion.

To learn more about BURGER KING(R), please visit the company's website at www.burgerking.com.
------------------

About MDC Partners Inc.

MDC is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

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                                                                    Document 4

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                         [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

FOR:               MDC Partners Inc.
                   45 Hazelton Avenue
                   Toronto, Ontario M5R 2E3

CONTACTS:          Walter Campbell                Trevor Maunder
                   Chief Financial Officer        Director, Investor Relations
                   (416) 960-9000 Ext. 336        (416) 960-9000 Ext. 226

TSX Stock Symbol:  MDZ.N
Website:           www.mdc-partners.com


         MDC PARTNERS INC. ANNOUNCES EXCHANGE EVENT ON ADJUSTABLE RATE
          EXCHANGEABLE SECURITIES DUE DECEMBER 31, 2028 AND INTENTION TO REDEEM SECURITIES FOR UNITS OF CUSTOM DIRECT INCOME FUND

TORONTO, Ontario (January 27, 2004) - MDC Partners Inc. ("MDC") of Toronto announced today that based on the financial results of Custom Direct Income Fund (the "Fund") for the period ended December 31, 2003, the subordination conditions attached to MDC's shares of Custom Direct, Inc. are removed. As a result, MDC's shares of Custom Direct, Inc. are exchangeable into units of the Fund. Holders of MDC's Adjustable Rate Exchangeable Securities due December 31, 2028 (the "Exchangeable Securities") are now entitled to exercise their exchange right. MDC intends to provide notice of redemption to redeem the Exchangeable Securities for units of the Fund on February 3, 2004. Closing will be scheduled for February 13, 2004, coinciding with the interest payment date for securityholders of record on January 31, 2004. As a result, without holders of Exchangeable Securities taking any further action, securityholders will receive units of the Fund on February 13, 2004.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA. The Exchangeable Securities are publicly traded on the Toronto Stock Exchange under the symbol MDZ.N.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.


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                                                                    Document 5

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                          [MDC PARTNERS LOGO OMITTED]


                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE


FOR:                    MDC Partners Inc.
                        45 Hazelton Avenue
                        Toronto, Ontario M5R 2E3

CONTACTS:               Katie Kempner
                        Vice President, Director of Corporate Communications
                        MDC Partners Inc.
                        Tel:  305-646-7366

                        Erin Johnson
                        Corporate Communications Director
                        kirshenbaum bond + partners
                        Tel: 212-337-4004

TSE Stock Symbol:       MDZ.A
NASDAQ Stock Symbol:    MDCA
Website:                www.mdc-partners.com


      MDC PARTNERS Acquires Majority Stake in kirshenbaum bond + partners Seventeen Year Old Independent Agency Joins Network of Creative Agencies


TORONTO, Ontario (January 29, 2004) MDC Partners Inc. announced today that they have acquired a majority stake in kirshenbaum bond + partners. The firm, comprised of four units: kirshenbaum bond (New York and San Francisco), LIME Public Relations + Promotion, The Media Kitchen, which handles media buying and planning and Dotglu, an interactive and direct marketing unit, will use the official name of kirshenbaum bond + partners, using partners to signify the units.

Richard Kirshenbaum and Jon Bond founded the firm in 1987. Driven by a corporate philosophy to "invent, reinvent and inspire," they have built one of North America's preeminent independent agencies with revenues approaching US$50 million, billings of over US$525 million, and more than 200 employees and offices in New York and San Francisco. The company is widely recognized for creating highly acclaimed non-traditional marketing campaigns for Snapple, Kenneth Cole, Hennessy, Target, Coach and The Meow Mix Company. Current clients include Verizon SuperPages, The Andrew Jergens Company, Target and more.

MDC Partners purchased 60% of the firm. The purchase price will not be disclosed but will include a stock component.

"We are thrilled to partner with kirshenbaum bond + partners. They have established a solid franchise and have developed a wonderful reputation for delivering outstanding work to outstanding clients. We definitely believe that they will enhance the MDC Partner network," said Miles S. Nadal, Chairman and CEO, MDC Partners.

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                                      2


"Jon and I have always agreed never to partner with anyone unless the vision and relationship were harmonious," said Richard Kirshenbaum. "MDC's vision was intriguing and very much what we were looking for. Both parties agree there is a need in the marketplace for a "new new" network based solely on creativity and entrepreneurial spirit. Miles Nadal is the Patron Saint of Creative Agencies. Now that's the kind of partner we want to work with."

"Since the day our doors opened we've taken meetings with industry giants, but until meeting Miles, there weren't enough good reasons to make a sale," said Jon Bond. "The MDC vision is magnanimous. They are creating something entirely different from the rest and cultivating a portfolio of like-minded entrepreneurial companies that will allow our company and culture to remain unchanged. With MDC behind us we have the resources needed to expand the company and continue creating breakthrough creative work for great clients."

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, including Crispin Porter + Bogusky, Margeotes/Fertitta + Partners and kirshenbaum bond + partners, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      MDC PARTNERS INC.
                                              --------------------------------
                                                       (Registrant)

Date:   February 6, 2004                      /s/ Walter Campbell
        ------------------                    --------------------------------
                                                                (Signature)
                                                  Walter Campbell
                                                  Chief Financial Officer